================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                           COMMISSION FILE NO. 0-23087

                    STARTEC GLOBAL COMMUNICATIONS CORPORATION
                          STARTEC EMPLOYEE 401(k) PLAN

                    STARTEC GLOBAL COMMUNICATIONS CORPORATION

             (Exact name of registrant as specified in its charter)

            DELAWARE                                     52-2099559
(State or Other Jurisdiction of                      (I.R.S. Employer
Incorporation or Organization)                      Identification No.)


     10411 MOTOR CITY DRIVE
            BETHESDA, MD                                  20817
(Address of principal executive offices)                (Zip Code)





                                  301-365-8959
              (Registrant's telephone number, including area code)




================================================================================

                    STARTEC GLOBAL COMMUNICATIONS CORPORATION



                          STARTEC EMPLOYEE 401(k) PLAN

                                    FORM 11-K

                             AS OF DECEMBER 31, 1999

                                TABLE OF CONTENTS

PART I.                    FINANCIAL STATEMENTS

         Item 1.  Report of Independent Public Accountants  ..................................................  3

         Item 2.  Financial Statements

                  Statements of Net Assets Available for Benefits
                       As of December 31, 1999  and 1998 .....................................................  4

                  Statement of Changes in Net Assets Available for Benefits
                       For the year ended December 31, 1999...................................................  5

         Item 3.  Notes to Financial Statements  .............................................................  6

         Item 4.  Supplemental Schedules

                  Schedule of Assets Held for Investment Purposes
                     As of December 31, 1999.................................................................. 11

                  Schedule of Reportable Transactions
                     For the year ended December 31, 1999..................................................... 12

                  Schedule of Nonexempt Transactions
                     For the year ended December 31, 1999...................................................   13

                  Schedules omitted because there were no such items For the year ended December 31, 1999:

                        Loans or Fixed - Income Obligations
                        Leases in Default or Classified as Uncollectible

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the
Startec Employee 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Startec Employee 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with accounting standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I), reportable transactions (Schedule II), and nonexempt transactions (Schedule III) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        Arthur Anderson LLP

Vienna, Virginia
June 23, 2000

                          STARTEC EMPLOYEE 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS:                                                                                    DECEMBER 31,
                                                                              ----------------------------------------
                                                                                 1999                  1998
                                                                              ------------------    ------------------
     Investments                                                               $ 1,587,577           $  280,831
     Receivables:
         Participant contributions                                                  30,219               29,540
         Employer contributions                                                      1,511                1,461
                                                                              ------------------    ------------------
     Total receivables                                                              31,730               31,001
                                                                              ------------------    ------------------
              Total assets                                                       1,619,307              311,832
                                                                              ------------------    ------------------

LIABILITIES:
     Excess contributions payable                                                   52,187                   --
                                                                              ------------------    ------------------
NET ASSETS AVAILABLE FOR BENEFITS                                              $ 1,567,120           $  311,832
                                                                              ==================    ==================
























        The accompanying notes are an integral part of these statements.

                          STARTEC EMPLOYEE 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                       YEAR ENDED
                                                                                      DECEMBER 31,
                                                                                          1999
                                                                                  ----------------------

                 ADDITIONS:
                     Additions to net assets attributed to:
                        Investment income:
                            Net appreciation in fair value of
                                investments                                                 $   360,280
                            Interest and dividend income                                         71,845

                     Contributions:
                            Participant                                                         660,256
                            Employer                                                             34,257
                            Rollover                                                            216,671
                                                                                  ----------------------
                     Total additions                                                          1,343,309

                                                                                  ----------------------
               DEDUCTIONS:
                     Deductions from net assets attributed to:
                        Benefits paid to participants                                           (88,021)
                                                                                  ----------------------
                     Net increase in net assets                                               1,255,288

                 NET ASSETS AVAILABLE FOR BENEFITS

                 Beginning of year                                                              311,832
                                                                                  ----------------------
                 End of year                                                              $   1,567,120
                                                                                  ======================













         The accompanying notes are an integral part of this statement.

STARTEC EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
AS OF DECEMBER 31, 1999 AND 1998

1.   DESCRIPTION OF THE PLAN:

The following description of the Startec Employee 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL - The Plan, which was adopted on January 1, 1998, is a defined contribution plan covering all full-time employees over the age of twenty. Employees become eligible to participate in the Plan on the first day of the month following employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS - Participants may contribute, subject to certain restrictions, up to 15 percent of their compensation to the Plan. These contributions are invested at the participant's direction into funds administered by John Hancock Funds, Inc. ("John Hancock" or the "Custodian").

Startec Global Communications Corporation (the "Company" or the "Sponsor") may make discretionary contributions and/or matching contributions at the option of the Company's board of directors, subject to certain restrictions. There is no minimum number of hours of service requirement to receive employer contributions if the participant is employed on the last day of the Plan year. If the participant leaves the Company prior to the end of the Plan year, the participant must have completed at least 500 hours of service during the Plan year in order to receive employer matching contributions and/or discretionary contributions. Effective November 1998, the Company matches up to five percent of participants' contributions to the Plan, which is initially invested in the Company's common stock, but may be transferred at the participant's discretion into other investment vehicles offered under the Plan. Prior to November 1998, the Company matched three percent of the participants' contributions into investment vehicles designated by the participants. There were no discretionary contributions made for the Plan year ended December 31, 1999.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of the Plan's earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. A participant becomes vested at the rate of 20 percent per year in all employer contributions starting with the participant's hire date and is fully vested after five years of continuous employment with the Company.

FORFEITURES - A participant's nonvested employer contribution may be forfeited if employment is terminated for any reason other than disability, death, or normal retirement. If forfeiture occurs, the forfeited amount is first used to pay the Plan's administrative expenses and the remaining balance is used to reduce future employer contributions. There were forfeitures in the amount of $2,195 for the year ended December 31, 1999. There were no forfeitures for the year ended December 31, 1998.

BENEFITS - Participants are eligible to receive funds from their accounts under the following circumstances:

-        Attainment of normal retirement age

-        Termination of employment

-        Hardship withdrawal of elective deferrals

-        Death or disability

If a participant's vested interest in the account is no more than $5,000, benefits will be paid in a lump-sum amount. If a participant's vested balance is more than $5,000, payouts will be in the form of an annuity unless the annuity option is waived. Benefits are recorded when paid.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BASIS OF ACCOUNTING - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

EXCESS CONTRIBUTIONS PAYABLE - Employee contributions include excess contributions, which will be refunded to participants subsequent to year-end, as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable has been reflected in the statements of net assets available for benefits of $52,187 and $0 as of December 31, 1999 and 1998, respectively.

NEW ACCOUNTING PRONOUNCEMENT - In 1999, the Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters"(the "SOP"), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP was adopted for the 1999 financial statements, and as such, the 1998 financial statements have been revised to eliminate the participant-directed fund investment program disclosures.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. John Hancock uses quoted market prices to value investments in the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Company in accordance with the Plan document. Administrative fees paid by the Company totaled $ 8,475 for 1999.

3.   PLAN TERMINATION:

While it has expressed no intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, all participants would become fully vested and the assets of the Plan would be distributed in accordance with the Plan document.

4.  INVESTMENTS:

The following tables present the fair values of investments as of December 31, 1999 and 1998:


                                                                                           1999               1998
                                                                                 --------------------------------------
INVESTMENTS AT QUOTED MARKET VALUES:

John Hancock Global Technology Fund                                                     $ 469,490   *      $ 41,465   *

John Hancock Large Cap Value Fund                                                         353,566   *        84,211   *

John Hancock  Small Cap Growth Fund                                                       281,179   *        69,651   *

John Hancock Financial Industries Fund                                                    145,720   *        51,992   *

Startec Company Stock ( Participant and nonparticipant-directed)                          118,059   *            --

John Hancock Money Market Fund ( Participant and nonparticipant-directed)                  84,860   *        15,451

John Hancock Sovereign Investors Fund                                                      70,798               446

John Hancock High Yield Bond Fund                                                          52,933            17,615  *

Loans Receivable                                                                           10,972                --
                                                                                 -----------------      ---------------

Total Investments                                                                     $ 1,587,577          $280,831
                                                                                 =================      ===============


* The above investments represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998, respectively.

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $360,280 as follows:

                     Mutual funds                                   $       312,256
                     Common stock                                            48,024
                                                                    ----------------
                                                                    $       360,280
                                                                    ================

5.  NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                         DECEMBER 31,
                                                             --------------------------------------
                                                                   1999                 1998
                                                             -----------------     ----------------
               Net Assets:

                    Common stock                             $         69,987      $   5,281
                    Money market                                        2,195              -
                                                             -----------------     ----------------
                                                             $         72,182      $   5,281





                                                                               YEAR ENDED
                                                                              DECEMBER 31,
                                                                                  1999
                                                                           -------------------

         Changes in Net Assets:
              Contribution                                                         $   37,596
              Net appreciation                                                         48,024
         Benefits paid to participants                                                 (5,554)
         Transfers to participant-directed investments                                (13,165)
                                                                           -------------------
                                                                                   $   66,901
                                                                           ===================



6. PARTICIPANT LOANS:

Participants may borrow up to 50 percent of their vested account or $50,000, whichever is less, with a minimum loan requirement of $1,000. Loans must be repaid within five years and are repaid in equal installments through payroll deductions. Loan repayments of principal and interest are invested based on the participant's current investment elections. The loans are secured by the balance in the participant's account and bear interest at a rate equal to one percentage point above the prime lending rate, as defined. The interest rate remains fixed for the term of the loan. As of December 31, 1999, interest rates ranged from 8.75% to 9.00%. There were participant loans outstanding of $10,972 as of December 31, 1999. There were no loans outstanding as of December 31, 1998.

7.   INCOME TAX STATUS:

The Company's Plan is a prototype standardized profit sharing plan of John Hancock Funds, Inc. with a cash or deferred arrangement, which has received a favorable determination letter on March 4, 1997 from the Internal Revenue Service stating that the Plan is designed in accordance with applicable requirements of the Internal Revenue Code (the "IRC"). The Company's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.   PROHIBITED TRANSACTION:

Effective February 3, 1997, the Department of Labor regulations require employers who sponsor pension plans to remit employee contributions as of the earliest date on which such contributions can reasonably be segregated from the employer's general assets, but in no event more than 15 business days following the month in which the participant contribution was withheld or received by the employer. Failure to remit or untimely remittance of participant contributions may constitute a use of plan assets for the benefit of the employer or a prohibited extension of credit. The Company did not remit participants' contributions in a timely manner on several occasions during the year ended December 31, 1999 and 1998. Late remittances by the employer to the Plan are presented on the accompanying schedule of nonexempt transactions (Schedule III). The Company will pay all excise taxes and interest on behalf of the Plan to the Department of Labor concurrent with the Plan's Form 5330 filing in order to resolve these nonexempt transactions for the year ended December 31, 1999. Concurrent with the Plan's Form 5330 filing for the year ended December 31, 1998, the Company paid the Department of Labor all excise taxes and interest accrued on the untimely remittances of employee contributions.

                                                                      SCHEDULE I

                          STARTEC EMPLOYEE 401(k) PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999

 Identity of Issue, Borrower,
Lessor, or Similar Party                    Description of Investment                   Cost                   Market Value
----------------------------------------    ----------------------------------     ------------------            ------------------
PARTICIPANT-DIRECTED:

         John Hancock Funds*                Global Technology Fund                 $          **                   $   469,490
         John Hancock Funds*                Large Cap Value Fund                              **                       353,566
         John Hancock Funds*                Small Cap Growth Fund                             **                       281,179
         John Hancock Funds*                Financial Industries Fund                         **                       145,720
         John Hancock Funds*                Money Market Fund                                 **                        82,665
         John Hancock Funds*                Sovereign Investors Fund                          **                        70,798
         John Hancock Funds*                High Yield Bond Fund                              **                        52,933
         John Hancock Funds*                Startec Company Stock                             **                        48,072
                                                                                                                 ------------------
Total participant-directed                                                                                           1,504,423

                                                                                                                 ------------------
NONPARTICIPANT-DIRECTED:

         John Hancock Funds*                Money Market Fund                              2,195                         2,195
         John Hancock Funds*                Startec Company Stock                         35,401                        69,987
                                                                                   ------------------            ------------------
Total nonparticipant-directed                                                       $     37,596                        72,182
                                                                                   ==================            ------------------


Participant Loans*                          Maturing at various dates;                        **                        10,972
                                             interest rates ranging from                                         ------------------
TOTAL                                        8.75% to 9.00%                                                        $ 1,587,577
                                                                                                                 ==================


*  Party-in-interest

** Historical cost is only required for nonparticipant-directed investments according to the Department of Labor Regulations.

          The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II

                          STARTEC EMPLOYEE 401(k) PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                                                       EXPENSE
                                                                                                                      INCURRED
                                                                                   PURCHASE          SELLING            WITH
IDENTITY OF PARTY INVOLVED              DESCRIPTION OF ASSET                          PRICE            PRICE         TRANSACTION
--------------------------              --------------------                          -----            -----         -----------

    John Hancock Funds                  Sovereign Investors Fund Class A           $108,228         $ 17,336         $   --

    John Hancock Funds                  Money Market Fund Class A                   108,240           25,256             --

    John Hancock Funds                  Large Cap Value Fund Class A                335,989           63,854             --

    John Hancock Funds                  High Yield Bond Fund Class A                 72,487           36,086             --

    John Hancock Funds                  Small Cap Growth Fund Class A               186,322           27,725               15

    John Hancock Funds                  Financial Industries Fund Class A           168,544           73,090             --

    John Hancock Funds                  Technology Fund Class A                     337,089           47,678               69

    John Hancock Funds                  *Startec Global Costk Cash Vehicle           97,243           97,243             --

    John Hancock Funds                  *Startec Company Stock                       97,242           12,166             --


                                                       MARKET VALUE
                                                        OF ASSET ON       NET GAIN OR
                                                       TRANSACTION      (LOSS) ON EACH
IDENTITY OF PARTY INVOLVED            COST OF ASSET        DATE           TRANSACTION
--------------------------            -------------    ------------     --------------

    John Hancock Funds                $125,735         $125,564         $   (171)

    John Hancock Funds                 133,496          133,496             --

    John Hancock Funds                 394,862          399,843            4,981

    John Hancock Funds                 108,667          108,573              (94)

    John Hancock Funds                 209,300          214,047            4,762

    John Hancock Funds                 241,856          241,634             (222)

    John Hancock Funds                 376,422          384,767            8,414

    John Hancock Funds                 194,486          194,486             --

    John Hancock Funds                 106,297          109,408            3,111


*These accounts include both participant and nonparticipant-directed funds.

          The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III

                          STARTEC EMPLOYEE 401(k) PLAN

                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999





                         RELATIONSHIP TO PLAN,            DESCRIPTION OF TRANSACTIONS, INCLUDING                            INTEREST
      IDENTITY OF            EMPLOYER, OR             MATURITY DATE, RATE OF INTEREST, COLLATERAL,                         EARNED ON
    PARTY INVOLVED      OTHER PARTY-IN-INTEREST                  AND PAR OR MATURITY VALUE                AMOUNT LOANED       LOAN
-----------------------------------------------------------------------------------------------------------------------------------
Startec Global                 Sponsor                Lending of money from the Plan to the employer
  Communications                                         (contributions not remitted on a timely basis
  Corporation                                            to the Plan), as follows:

                                                      Deemed loan dated January 15, 1999
                                                        maturing February 23, 1999 with interest
                                                        at 8.88% per annum.                                 $19,109        $  127

                                                      Deemed loan dated January 29,1999,
                                                        maturing February 23, 1999, with interest
                                                        at 8.88% per annum.                                  18,611            78

                                                                                                         ============   ============
                                                                                                            $37,720        $  205
                                                                                                         ============   ============






          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   STARTEC GLOBAL COMMUNICATIONS
                                   CORPORATION

                                   RETIREMENT SAVINGS PLAN

                                    By: /s/ PRABHAV V. MANIYAR
                                        ------------------------------------
                                       Chief Financial Officer and Director
                                     (Principal Financial and Accounting Office)

 Date: June 28, 2000